Exhibit 99.3

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	23 August 2012

SIMS METAL MANAGEMENT ANNOUNCES

FISCAL 2012 RESULTS

Financial Results for the Full Year Ended 30 June 2012

Sims Metal Management Limited (the “Company”) today announced revenue of $9.0 billion and a net loss after tax, on a statutory basis, of $521 million, representing a loss of 253.3 cents per diluted share, for the year ended 30 June 2012. Net profit after tax (NPAT) in Fiscal 2012, on an underlying basis, was $77 million. See the Reconciliation of Statutory Results to Underlying Results for Years Ended 30 June 2012 and 30 June 2011 attached herein for more information. The primary difference between the statutory and underlying results is accounted for by non-cash goodwill impairment charges taken to account in the first half of Fiscal 2012.

Revenue increased 2 percent to $9.0 billion during Fiscal 2012. In Fiscal 2012, underlying earnings before interest, tax, depreciation, and amortisation (EBITDA) of $253 million was a decrease of 39 percent on the prior corresponding period. In Fiscal 2012, underlying earnings before interest and tax (EBIT) was $124 million, a decrease of 56 percent on the prior corresponding period. In Fiscal 2012, underlying NPAT was $77 million, a decrease of 58 percent on the prior corresponding period. In Fiscal 2012, underlying earnings per share was 37.0 cents, a decrease of 58 percent on the prior corresponding period.

A final dividend of 10 cents per share was determined and is payable in October 2012. During Fiscal 2012, the Company repurchased 3 million shares in its on-market buy-back for a total cost of circa $39 million, representing an average cost of $12.67 per share. The Company invested $243 million in the aggregate into capital expenditures (CAPEX) and acquisitions and also made its first investment into mainland China during Fiscal 2012. Net debt as of 30 June 2012 was $292 million, or 11 percent of total capital.

In Fiscal 2012, the Company’s total scrap intake and shipments were 14.4 million tonnes and 14.5 million tonnes, respectively. Scrap intake and shipments increased 1 percent and 2 percent, respectively, on the prior corresponding period.

Results at a Glance

(in A$ millions)

STATUTORY:	FY12	FY11

Revenue	$9,042	$8,853

EBITDA[1]	$230	$430

EBIT	$(515)	$300

Net (loss) profit after tax	$(521)	$192

Diluted (loss) earnings per share (cents)	(253.3)	93.3

UNDERLYING[2]:

Revenue	$9,042	$8,853

EBITDA	$253	$414

EBIT	$124	$284

NPAT	$77	$182

Diluted earnings per share (cents)	37.0	88.4

1  EBITDA is an unaudited measurement of non-conforming financial information. See attached table that reconciles 2 EBITDA to statutory net income (loss).

2  See table attached that reconciles statutory and underlying results.

Group Chief Executive Officer Daniel W. Dienst stated, “The prolonged global economic malaise continues to impact developed and emerging economies, and adversely affected our business during Fiscal 2012. We were impacted most significantly by extreme volatility in both product pricing and demand, decreased commodity prices, diminished supply of feedstock, tepid ferrous trading conditions particularly at the end of the first and second halves, and reduced metal spreads. There were also a number of significant items recorded in Fiscal 2012 including $614 million of non-cash goodwill impairment and impairment of goodwill in a joint venture. Despite these tough conditions, we focused on aspects of our business within our control, such as operating costs and capital deployment. We aggressively rationalised our traditional metals business in North America during the second half of Fiscal 2012 and are currently implementing a rationalisation plan in the U.K. Despite these rationalisations, we are not backing away from our plan to advance our strategy on source control and also seeking to improve gross margins. To this point, we invested in our business aggressively through CAPEX and acquisitions, investing nearly $243 million into our business in Fiscal 2012. Additionally, we returned capital to our shareholders through dividends and our on-market share buy-back during Fiscal 2012.”

Mr. Dienst continued, “We continued to execute on our growth plans, and completed eleven acquisitions in metals recycling and two in electronics recycling. We also continued to implement technology at our shredding facilities and constructed a significant plastics recycling center in the U.K. Our SRS business accomplished sales of $1 billion for the first time in Fiscal 2012, representing growth of 29 percent on the prior corresponding period. Because of our targeted investment and expansion strategies combined with the necessary restructuring that we have implemented in our business to reduce costs, most significantly in North America, we believe that we are well positioned for 2013 and the future.”

Mr. Dienst stated, “Fiscal 2012 marked the introduction of two new dimensions to our capital allocation strategy. In the first instance, we made our first investment in mainland China, with a minority investment in the Chiho-Tiande Group Limited (CTG), acquiring 16 percent of CTG via existing shares with an opportunity to increase our ownership to 20 percent through options, warrants and a convertible bond. After years of diligent evaluation of opportunities to enter the physical recycling arena in the People’s Republic of China, we identified CTG as among the most exciting and attractive companies that will define and shape the nascent Chinese recycling landscape. We continue to evaluate other expansionary opportunities in this fast-growing recycling market. Additionally, in October 2011, we commenced an on-market share buy-back, and to date we have repurchased 3 million ordinary shares. The on-market buy-back authorisation remains available for trading until October 2012 and is subject to our board’s authority to re-authorise the program thereafter.”

Mr. Dienst added, “Most importantly, we commend our teammates across the globe for their hard work in the midst of these most unsettled economic times. During Fiscal 2012, we held the line on safety at our facilities and operations, and drove injury severity rates to all-time lows. We can, must and will do even better.”

North America

Sales revenue was in line with the prior corresponding period at $6.0 billion and EBIT was a loss of $616 million. Underlying EBIT was circa $1 million. Results for Fiscal 2012 in North America were impacted by significant items that decreased EBIT by $617 million, $568 million of which relates to non-cash goodwill impairment charges (including non-cash goodwill impairment in a joint venture) and which were recorded in the first half of Fiscal 2012. Other adverse significant items were circa $49 million including among other items net realisable inventory adjustments, settlement of a dispute with a third party, final settlement of a business arrangement, credit loss in a customer bankruptcy and redundancies. Scrap intake in North America declined by 1 percent on the prior corresponding period to 10.9 million tonnes and shipments increased by 1 percent to 11.1 million tonnes.

Mr. Dienst continued, “Our North America Metals business faced significant headwinds and challenges again in Fiscal 2012. Scrap intake and shipments were in line with the prior corresponding period, but a challenging set of global economic conditions and the impact of adverse significant items resulted in a statutory loss. In an effort to streamline operations for

North America Metals, we consolidated our leadership team and embarked on a restructuring effort in the second half. This restructuring is expected to reduce controllable expenses by circa $4 million per month during Fiscal 2013. Reducing controllable expenses became a priority as a measure to offset margin compression and to align resources with tight scrap flows and generally weak market conditions. Fiscal 2012 marked the completion of the first application of proprietary downstream technology at our North American shredders. Our Sims Recycling Solutions business in North America once again performed well, achieving good results in this rapidly expanding market.”

Mr. Dienst said, “During Fiscal 2012, we formed a new business with the acquisition of Promet Marine Services in Providence, Rhode Island. This new export facility serves as the foundation for the formation of our New England platform. During Fiscal 2012, we also expanded through acquisitions in Oklahoma, New Jersey and North Carolina. Additionally, we acquired early in our Fiscal 2013 the assets of a multi-yard business centered in Mobile, Alabama. These acquisitions are part of our strategy to expand into markets that are traditionally underserved by scrap processors and where we have the ability to gain an attractive market position at the source of materials.”

Australasia

Sales revenue was down 10 percent on the prior corresponding period to $1.2 billion. EBIT was $93 million in Fiscal 2012, higher by 18 percent on the prior corresponding period. Underlying EBIT was circa $67 million. Results for Fiscal 2012 in Australasia were impacted by significant items that increased EBIT by $26 million, $36 million of which relates to a gain on sale of a business by a joint venture offset by other adverse significant items of $10 million including a non-cash goodwill impairment charge, net realisable inventory adjustments, and redundancies. Scrap intake and shipments for Fiscal 2012 were 1.8 million tonnes each. Intake was higher by 3 percent on the prior corresponding period while shipments were in line with the prior corresponding period.

In February 2012, the Company and Nyrstar NV completed the sale of Australian Refined Alloys’ (ARA) secondary lead producing facility in Sydney to companies associated with Renewed Metal Technologies for a total sale price of approximately $80 million. The Company realised a profit on the sale of its 50 percent share of ARA’s Sydney facility of approximately $36 million, while retaining ARA’s secondary lead producing facility in Melbourne, which will continue to be owned as a 50/50 joint venture.

Mr. Dienst said, “Our Australasian business remained solid in Fiscal 2012, once again demonstrating its strong position and excellent execution in this mature market. This region produced attractive returns on invested capital and continued to expand through successful deployment of technology and careful integration of bolt-on acquisitions. We will continue to invest and expand in this important region.”

Europe

Sales revenue was up 20 percent on the prior corresponding period to $1.8 billion and EBIT decreased by 92 percent to $8 million. Underlying EBIT was circa $56 million. Results for Fiscal 2012 in Europe were impacted by significant items that decreased EBIT by $48 million. The significant items consisted of primarily $42 million of non-cash goodwill impairment charges recognised in the traditional metals recycling business in the U.K. Scrap intake and shipments in the region increased by 12 percent and 13 percent, respectively, on the prior corresponding period. Unit growth mostly relates to the Dunn Brothers acquisition that was completed late in Fiscal 2011. Intake and shipments were each circa 1.7 million tonnes during Fiscal 2012.

Mr. Dienst said, “Our European business had a disappointing performance during Fiscal 2012 as our U.K. Metals business struggled with weak scrap generation and tight margins. At the end of Fiscal 2012, our U.K. Metals business implemented a rationalisation plan to reduce costs and align resources with slower intake and to defend margins. We believe this rationalisation will reduce costs by circa $1.5 million per month beginning toward the end of the first half of Fiscal 2013. Despite challenging results from the scrap metal business the European region remained profitable due to earnings contributions from SRS in Continental

Europe, though earnings for SRS in Europe were lower than the prior corresponding period. This is a result primarily of lower commodity price realisations and macro factors. Growth in SRS is evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology. During Fiscal 2012, we completed the acquisition of S3 Interactive, a business focused on smartphone and tablet recycling that is a fast growing market.”

Markets & Outlook

Mr. Dienst continued, “May and June were very difficult months in which ferrous prices declined by circa $130 per tonne. Intake also slowed precipitously, particularly in June, as we aggressively lowered our buy prices. We were however able to maintain a steady position with sales against inventories, but we could not drop buy prices fast enough relative to falling ferrous selling prices such that average inventory costs remained too high relative to the market at the time. In July, ferrous markets seemed to find a floor and have recently increased significantly. We expect ferrous prices to trade in a range around current levels over the near term and we expect adequate trading liquidity in the deep sea ferrous markets in the coming weeks. Intake currently remains challenged, though some margin improvement is noted as the market has recently become more disciplined. Non-ferrous markets, while trading at lower levels, have been and remain liquid.”

Mr. Dienst concluded. “Due to heightened levels of macroeconomic uncertainty around the globe and consistent with prior practice, we are unwilling to offer guidance for Fiscal 2013 at this time. We note however that we are now well positioned with our cost structure, and our facilities offer substantial operating leverage to the cycle. We are extremely pleased with the competitive advantage created by our early mover status in applying downstream technology to our shredders and the recent early benefits realised from our cost reduction initiatives. During the last four fiscal years, our investments in CAPEX and acquisitions, including our investments in CTG, aggregate to more than $1 billion. These investments, together with our rationalisation efforts, are expected to provide us with attractive returns on capital in the years to come as and when economic recovery takes hold.”

Capitalisation

As of 30 June 2012, the Company had net debt balances of $292 million, representing 11 percent of total capital.

Dividend

The Company has determined that a final dividend of 10 cents per share (unfranked) will be paid on 19 October 2012 to shareholders on the Company’s register at the record date of 5 October 2012. The total dividends for all of Fiscal 2012 represent a payout ratio of circa 56 percent of net profit before non-cash goodwill impairment charges. The Company’s Dividend Reinvestment Plan remains suspended.

Non-Cash Goodwill Impairment Charge and Other Impairment Charges in Fiscal 2012

Due to the difficult economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, the Company was required to perform a goodwill impairment test in accordance with Australian Accounting Standards Board (AASB) 136 – “Impairment of Assets.” AASB 136 requires management to determine the value of the Company’s cash generating units. Management assessed the recoverable amount on a value-in-use basis, utilising discounted cash flows. As a consequence of the impairment review, the Company recorded against its results for Fiscal 2012 a pre-tax $614 million ($594 million after-tax) non-cash charge to write-down the carrying value of goodwill against wholly-owned businesses and a joint venture. Goodwill impairment during Fiscal 2012 was all recorded in the first half.

Reconciliation of Statutory Result to Underlying Result for the Years Ended 30 June 2012 and 30 June 2011

	EBITDA		EBIT		NPAT
(in A$ millions)	FY12	FY11	FY12	FY11	FY12	FY11

Statutory Result	$230	$430	$(515)	$300	$(521)	$192

Significant Items:

Non-Cash Goodwill Impairment	N/A3	-	557	-	543	-

Impairment of Non-Cash Goodwill in Joint Ventures	N/A3	-	58	-	51	-

Impairment of Other Identified Intangibles	N/A3	-	1	-	1	-

Inventory Adjustments to Net Realisable Value	21	-	21	-	14	-

Redundancies	10	2	10	2	7	1

Settlement of a Dispute with a Third Party	13	-	13	-	8	-

Final Settlement on a Business Arrangement	8	-	8	-	5	-

Credit Loss Due to Bankruptcy of Customer	4	-	4	-	3	-

Pension Plan Special Charges	3	-	3	-	2	-

Transaction and Other Acquisition Costs	3	3	3	3	2	2

Plant Relocation Costs	-	4	-	4	-	3

Gain on Sale of Other Financial Assets	-	(11)	-	(11)	-	(7)

Commercial Settlement	(1)	(12)	(1)	(12)	(1)	(8)

Gain on Sale of a Business by a Joint Venture	(36)	-	(36)	-	(36)	-

Formation Gain on the Acquisition of a Joint Venture	(2)	(2)	(2)	(2)	(1)	(1)

Underlying Result	$253	$414	$124	$284	$77	$182

3   N/A indicates that EBITDA is calculated to exclude impairment of goodwill and other identified intangible assets in the presentation of both the statutory and underlying results.

Reconciliation of Unaudited Non-Conforming Financial Information to Statutory Reporting

EBITDA4:

(in A$ millions)	FY12	FY11

Net (loss) profit after tax	$(521)	$192

Non-cash goodwill and intangible impairment charges	$615	-

Depreciation and amortisation	$130	$131

Interest expense, net	$21	$24

Income tax (benefit)/ expense	$(15)	$83

EBITDA	$230	$430

Net Debt5:

(in A$ millions)	FY12	FY11

Total borrowings	$344	$292

Minus cash balances	($51)	($166)

Net debt	$293	$126

Stockholders’ equity	$2,394	$2,921

Net debt as a percentage of total capital	11%	4%

4  EBITDA is a measure of cash flow generating capacity that is commonly utilised by the investment community.

5  Net debt equals total borrowings minus cash balances at 30 June 2012 and reflects total borrowings as if borrowings were reduced by cash balances as a pro forma measurement.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: + 1 212 500 7410		Tel: +1 312 644 8205

For media inquiries contact

Daniel Strechay
Group Director – Communications & Public Relations
Tel: +1 212 500 7430